4 - Coinbase has X amount of inbound/ outbound txns – PS Logo & (with a SLASH "/") CB logo on PreSend Background Image

🚨 @Coinbase has over 10M active users per month!

📱 Not to mention just under 100M verified users in total.

‼These users transact millions of dollars per day into / out of Coinbase (unprotected)!

🚨 There is also over $1B in trading volume every day!

🛡We can help protect their users' transactions

⛓ Our dually patent pending technology can help protect these blockchain transactions!

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6 - Kraken – PS Logo & (with a SLASH "/") Kraken logo on PreSend Background Image

🚨 @krakenfx & @krakenpro has over 6M active web visitors per month!

📱 Not to mention just over 10M verified users in total.

‼These users transact around $1B on Kraken everyday (unprotected)!

🛡We can help protect their users' transactions

⛓ Our dually patent pending technology can help protect these blockchain transactions!

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7 - Crypto.com – PS Logo & (with a SLASH "/") Crypto.com logo on PreSend Background Image

🚨 @cryptocom has almost 100M users transacting millions of dollars per day into / out of Crypto.com (unprotected)!

🚨 There is also almost $1B in trading volume every day!

🛡We can help protect their users' transactions

⛓ Our dually patent pending technology can help protect these blockchain transactions!

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15 - Binance – PS Logo & (with a SLASH "/") Binance logo on PreSend Background Image

🚨 @binance has over 10M active users per month!

📱 Not to mention just under 30M verified users in total.

‼These users transact millions of dollars per day into / out of Binance (unprotected)!

🚨 There is also over $10B in trading volume every day!

🛡We can help protect their users' transactions

⛓ Our dually patent pending technology can help protect these blockchain transactions!

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32 - Metamask – PS Logo & (with a SLASH "/") Metamask logo on PreSend Background Image

🚨 @metamask has over 30M verified monthly users in total.

‼These users transact millions of dollars per day into / out of MetaMask (virtually unprotected)!

🚨 This means there are at least 30M transactions from MetaMask wallets per month!

🛡We can help protect their users' transactions

⛓ Our dually patent pending technology can help protect these blockchain transactions!

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33 - Ledger – PS Logo & (with a SLASH "/") Ledger logo on PreSend Background Image

🚨 @ledger has over 6M verified users in total.

‼These users transact millions of dollars per day into / out of Ledger (virtually unprotected)!

🚨 This means there could potentially be at least 6M transactions from Ledger wallets per month!

🛡We can help protect their users' transactions

⛓ Our dually patent pending technology can help protect these blockchain transactions!

⏰ DO NOT miss your chance to invest in PreSend!

👉https://akemona.com/emerging/presend